November 2024

Monthly Investor Update

SYDNEY, Australia, December 6, 2024 (GLOBE NEWSWIRE) -- IREN Limited (NASDAQ: IREN) (together with its subsidiaries, "IREN" or "the Company"), today published its monthly investor update for November 2024.

Key Highlights

Bitcoin Mining

- 379 Bitcoin mined
- 2.96 c/kWh Childress electricity cost
- 28 EH/s installed capacity at month-end, up by 33% from 21 EH/s
- 50 EH/s accelerated to H1 2025

AI / HPC

- NVIDIA H200 GPUs undergoing customer testing
- Advancing negotiations for other AI opportunities
- Installing liquid-cooling for Blackwell GPUs

Data Centers

- 460MW operating at month-end, up by 28% from 360MW
- 810MW accelerated to H1 2025
- 1.4GW Sweetwater site energization in April 2026

Corporate

- Q1 FY25 Results webcast, replay available *here*
- $440m convertible notes offering (upsized from $300m)

Key Metrics	Nov-24	Oct-24*	Sep-24
Bitcoin Mining[1]			
Average operating hashrate	19.7 EH/s	19.9 EH/s	16.5 EH/s
Bitcoin mined	379 BTC	439 BTC	347 BTC
Revenue (per Bitcoin)	*$86,065*	*$64,165*	*$61,604*
Electricity cost (per Bitcoin)	*($22,575)*	*($18,896)**	*($23,603)*
Mining revenue	$32.6m	$28.2m	$21.4m
Electricity costs[2]	($8.6m)	($8.3m)*	($8.2m)
Hardware profit margin[3]	*74%*	*71%*	*62%*
AI Cloud Services			
AI Cloud Services revenue	$0.9m	$1.0m	$0.7m
Electricity costs	($0.03m)	($0.03m)	($0.01m)
Hardware profit margin[3]	*97%*	*97%*	*98%*

*Revision of Oct-24 electricity cost per Bitcoin from $20,834 to $18,896 reflects restatement of Childress net electricity cost from 3.06 c/kWh to 2.42 c/kWh based on Congestion Revenue Rights credits received after Oct-24 month-end.

Monthly Investor Update 2 Bitcoin Mining Childress site staff cookout (Dec-24) Momentum building • Fastest growing miner with best-in-class efficiency • 28 EH/s (15 J/TH) installed capacity at month-end, up by 33% from 21 EH/s (16 J/TH) • Sufficient miner inventory on-site to achieve 31 EH/s in the next few weeks • 500+ team delivering 50 EH/s with single site expansion • S21 Pro miners previously secured (fixed price, $18.9/TH) Investing in accretive growth • Large-scale, low-cost production with all-in cash cost per Bitcoin of ~$29k4 • 1 EH/s = $30m cost to deliver vs. $120m market valuation5 November operations highlights • Monthly revenue increased 16%, reflecting higher Bitcoin prices through the month, partially offset by less Bitcoin mined (primarily due to increase in network hashrate) • Operating hashrate averaged 20 EH/s, including voluntary power price curtailment at Childress (slightly increased in November) and T21 miner issues being resolved with Bitmain • Transition to spot pricing at Childress continuing to achieve low power prices (2.96 c/kWh in Nov, 2.42 c/kWh in Oct) AI / HPC Prince George NVIDIA H200 GPU cluster (Nov-24) AI Cloud Services • 1,896 NVIDIA H100 & H200 GPUs • H200 cluster now installed and undergoing customer testing • Focused on measured growth in response to customer demand Other • Negotiating with parties on additional AI monetization opportunities • Installing liquid cooling infrastructure at Childress and Prince George to support NVIDIA Blackwell GPUs Current Dec-24 H1 2025 Installed Under Construction Miner Options 31 EH/s 15 J/TH 50 EH/s 15 J/TH 28 EH/s 15 J/TH

Monthly Investor Update

Data Centers



Childress Phase 2 & 3 (Dec-24)



Childress Phase 4 (Dec-24)

Childress Phase 3 near complete (+150MW)

- Phase 3 Substation (150MW) energized
- 4 data center buildings complete, energized and hashing
- 2 data center buildings remaining with progressive completion expected this month

Childress Phase 4 & 5 update (+300MW)

- Earthworks and foundation works ongoing
- Site teams and processes in place to continue cadence of constructing ~50MW of data centers per month
- Supports growth to 50 EH/s in H1 2025

1.4GW Sweetwater site

- Located 60 miles from Abilene, Texas
- Procurement underway to support IREN-owned 1.4GW substation energization by April 2026
- Construction planning for multiple pathways

Data Center	Capacity (MW)	Capacity (EH/s)[6]	Timing	Status
Canal Flats (BC, Canada)	30	1.6	Complete	Operating
Mackenzie (BC, Canada)	80	5.2	Complete	Operating
Prince George (BC, Canada)	50	3.0	Complete	Operating
Childress (Texas, USA)	300	17.9	Complete	Operating
Total Operating	**460**	**28**		
Childress Phase 3 (Texas, USA)	50	3	Dec 2024	Under construction
Childress Phase 4 - 5 (Texas, USA)	300	20	H1 2025	Under construction
Childress Phase 6 (Texas, USA)	100		2025	Under construction
Total Operating & Construction	**910**	**50**		
Sweetwater (Texas, USA)	1,400		Q2 2026	Connection underway
Additional Pipeline	>1,000			Development
Total	**>3,000**			

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Monthly Investor Update 4 Corporate Co-CEO Daniel Roberts on CNBC (Dec-24) Super Compute Conference, Atlanta (Nov-24) Reported Q1 FY25 results • $182m cash as at 31 Oct 247 • Transition to U.S. domestic issuer status in 2025 (including U.S. GAAP reporting) • Potential investor distributions in 2025 • Watch the webcast replay here $440m convertible note offering • Upsized from initial $300m target following strong investor demand • Refer to press release here Upcoming events • NeurIPS 2024, Vancouver (Dec 10 - 15, 2024)

Monthly Investor Update 5 Assumptions and Notes 1. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees). 2. Electricity costs are presented on a net basis and calculated as IFRS electricity charges net of realized gain/(loss) on financial assets (excluding one-off cost of $7.2m to close out August and September 2024 power hedges, as part of the transition to spot pricing), ERS revenue (included in other income) and ERS fees (included in other operating expenses). Figures are based on current internal estimates and exclude REC purchases. 3. Hardware profit margin for Bitcoin mining and AI Cloud Services is calculated as revenue less net electricity costs, divided by revenue (for each respective revenue stream) and excludes all other costs. 4. All-in cash cost per Bitcoin at 31 EH/s reflects total net electricity costs, overheads and Renewable Energy Certificate (REC) cash costs and includes benefit of $32m illustrative contribution from AI Cloud Services, on a per Bitcoin mined basis. Calculations assume hardware operates at 100% uptime, nameplate fleet efficiency of 15 J/TH, weighted average power cost of $0.036, overheads of $81m, REC costs of $9m, power consumption of 484MW, network hashrate of 732 EH/s, block reward of 3.125 BTC per block, transaction fees of 0.1 BTC per block, pool fees of 0.15%. $32m illustrative contribution from AI Cloud Services calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and REC costs) and assumes hardware is fully utilized by customers and operating at 100% uptime, 1.25kW power draw per GPU, $0.045/kWh electricity costs and $2.00 per GPU hour revenue assumption. REC costs at 31 EH/s assume $3/MWh pricing based on historical purchases. Weighted average power cost assumption reflects $0.045/kWh costs in British Columbia and $0.0325/kWh costs in Texas - latter in line with actual net electricity costs of $0.031, $0.032 and $0.0306 in Aug, Sep and Oct 2024, respectively. Historical power prices achieved and power price assumptions may or may not materialize in the future. This press release should be read strictly in conjunction with the forward- looking statements disclaimer on page 7. 5. IREN $30m cost to deliver 1 EH/s includes mining hardware and infrastructure capex. Assumes hardware efficiency of 15 J/TH, $18.9/TH ASIC pricing and infrastructure capex of $750k/MW. Market valuation per EH/s reflects average Enterprise value / installed EH/s multiple for public Bitcoin miners with >10EH/s self-mining capacity based on Oct 2024 monthly operating updates (MARA, CLSK, RIOT, CIFR and BITF). Data sourced from Nasdaq and public company filings (as of Nov 22, 2024). Enterprise value = market capitalization + total debt – (cash + digital assets). HODL balance converted at a $95,000 BTC price. 6. Capacity to be installed comprises combination of Bitmain S21 Pro and S21 XP miners. 7. Reflects USD equivalent, unaudited cash and cash equivalents as of October 31, 2024.

Monthly Investor Update

Contacts

Media

Jon Snowball
Sodali & Co
+61 477 946 068

Megan Boles
Aircover Communications
+1 562 537 7131

Investors

Lincoln Tan
IREN
+61 407 423 395
lincoln.tan@iren.com



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Monthly Investor Update 7 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

Monthly Investor Update 8 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which it will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with its next financial year, and it will also be required to prepare its financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of its policies to comply with corporate governance practices required of a U.S. domestic issuer; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Preliminary Financial Information The preliminary financial information included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis) and hardware profit. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Electricity costs are calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of RECs. Illustrative Annualized Hardware Profit is calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and REC costs).